Exhibit 99.1

Sol-Gel Technologies Announces Last Patient Last

Visit in Pivotal Phase 3 Clinical Trial of SGT-610 in

Gorlin Syndrome

•	Last patient has completed the last scheduled study visit in the pivotal Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome

•	Top-line results remain on track for late November 2026

NESS ZIONA, Israel, September 17, 2026 (GLOBE NEWSWIRE) - Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company, pioneering treatments for patients with rare and severe skin conditions, today announced that the last patient has completed the last scheduled study visit in the Company's pivotal Phase 3 clinical trial (SGT-610-01) evaluating SGT-610 (patidegib gel, 2%) for the prevention of BCC (basal cell carcinoma) lesions in adult patients with Gorlin syndrome.

The achievement of last patient last visit (LPLV) marks the completion of the patient treatment and follow-up phase of the study. The Company is now proceeding with database lock, followed by statistical analysis of the study results. Sol-Gel expects to report top-line results in late November 2026. The Company, investigators and patients remain blinded to treatment assignment.

The randomized, double-blind, vehicle-controlled Phase 3 study enrolled 113 patients with Gorlin syndrome, of whom 102 completed the study. Patients were randomized to receive SGT-610 or vehicle for 12 months of treatment. The primary endpoint of the study is the number of new BCCs on the face at month 12 after twice daily treatment. Secondary endpoints include the number of new surgically eligible BCCs (SEBCCs).

Mr. Mori Arkin, Executive Chairman and CEO of Sol-Gel, stated: "Reaching last patient last visit represents an important milestone for the SGT-610 program and brings us closer to understanding its potential to address the significant unmet need in patients with Gorlin syndrome. We are grateful to the patients, investigators and clinical site teams whose participation and commitment made this study possible. We look forward to completing the analysis and reporting the results."

About Sol-Gel Technologies

Sol-Gel is a specialized dermatology company advancing innovative therapies for rare and serious skin diseases. Its lead investigational candidate, SGT-610 (patidegib gel, 2%), is a Phase 3, orphan- and breakthrough-designated topical hedgehog inhibitor being developed for the prevention of new basal cell carcinoma (BCC) lesions in patients with Gorlin syndrome, with the potential to offer an improved safety profile relative to oral hedgehog inhibitors. Subject to regulatory approval in Gorlin syndrome, SGT-610 may also represent a future opportunity in high-frequency BCC. Sol-Gel is also advancing SGT-210, an investigational topical EGFR inhibitor for indications with significant unmet need, and has developed two FDA-approved dermatology products, TWYNEO® and EPSOLAY®.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. including, but not limited to statements regarding the timing of the release of top-line results for the Phase 3 program of SGT-610 in Gorlin syndrome. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of a delay in reporting the top-line results of Sol-Gel’s pivotal Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome, that we will not successfully complete the Gorlin Phase 3 clinical trial or that such clinical trial will fail to meet its primary endpoint or one or more of its secondary endpoints as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and, (xvii) the security situation in Israel. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

Sol-Gel Investor Relations:

Eyal Ben-Or

Chief Financial Officer

ir@sol-gel.com

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